December 23, 2005

VIA EDGAR TRANSMISSION
AND FAX

Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Brigham Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Filed November 9, 2005
File No. 0-22433

Dear Ms. Goeken:

Thank you for your letter dated December 20, 2005. In your absence on December 21, 2005, I had a conversation with Jill Davis to discuss several of the Commission’s comments and Brigham’s proposal as to how we might respond to these comments and the points from our discussion are included in our responses. We agreed that we would respond by letter to you, since she was not going to be in her office the week of December 26, 2005. In considering your comments, we have provided our responses to each comment below and have repeated the associated question for your reference as follows:

Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 2

Business Strategy, page 3

1.
We note your disclosure that you achieved “finding costs over the last three, five and seven years, averaging $3.69, $2.44 and $2.12 per Mcfe.” Due to the variable components of this measure, please revise your discussion to address each of the following, without limitation.

Response: We note your comment and we propose to remove prospectively the finding cost discussion from our 2005 Form10-K and will agree to exclude such discussions in all future filings with the Commission unless it complies with Commission guidance on finding cost. Our decision to exclude the finding cost discussion was driven by the Commission’s position advocating the use of future development costs expected to be incurred as part of the finding cost calculation. The all sources finding cost calculation, as we have performed the calculation historically, is not viewed by Brigham as a critical performance measure relative to other, more relevant measures. In our opinion, prospectively adopting the Commission’s definition of finding cost makes the measure even less relevant and, for that reason, we propose to omit any such disclosure in all future filings with the Commission.

Note 1. Organization and Nature of Operations, Page F-8

Mandatorily Redeemable Preferred Stock, page F-13

2.
We note, upon adoption of SFAS 150, that you reclassified approximately $8 million of the mandatorily redeemable Series A and B preferred stock to long term debt and that the remaining $18.3 million balance of mandatorily redeemable preferred stock at July 1, 2003 “did not meet the criteria of mandatorily redeemable financial instruments as defined by SFAS 150.”

Response: SFAS 150, paragraph 6 states, “For purposes of applying FAS 150, the Board defined a mandatorily redeemable financial instrument as any of various financial instruments that are issued in the form of shares and embody an unconditional obligation whereby the issuer must redeem the instrument by transferring its assets on a specified or determinable date (or dates) or upon an event that is certain to occur.” In addition, paragraph 8 states, “Likewise, a date-certain redeemable security that can be converted into common stock is not considered mandatorily redeemable, since it will be redeemed only if it is not converted, as long as the conversion option is considered substantial (see paragraph 10 which discusses reassessment of the contingency).”

The initial issuances of the Series A and B preferred stock were issued with attached warrants that allowed these shares to be settled with Brigham’s common stock, thus there was not an unconditional obligation requiring Brigham to redeem the preferred stock by transferring assets of the Company. The shares of preferred stock subsequently issued in kind to satisfy dividend requirements do not have such warrants attached, and are required to be settled in assets of the Company. Thus, the $18.3 million balance relating to the initial issuances of the Series A and B preferred stock does not meet the scope of SFAS 150, requiring reclassification to a liability in the balance sheet.

	(in thousands, except share data)

	Shares	Value
Total Series A preferred stock outstanding July 1, 2003	1,835,860	$21,144
Total Series B preferred stock outstanding July 1, 2003	521,313	5,196
	2,357,173	26,340
Less:
Series A preferred stock paid in kind as of July 1, 2003	377,965	7,559
Series B preferred stock paid in kind as of July 1, 2003	21,313	426
	399,278	7,986

Series A and B preferred stock excluded from scope of SFAS 150	1,957,895	$18,354

The terms of the mandatorily redeemable Series A and B preferred stock did not change subsequent to July 1, 2003, thus a reassessment was unnecessary.

The remaining balance of the Series A preferred stock does not have any embedded features that do not meet the definition of mandatorily redeemable financial instruments. The Series B preferred stock has been retired.

Supplemental Oil and Gas Information (Unaudited), page F-36

Costs Incurred and Capitalized Costs

3.
We note that you present one line item for the acquisition of property. Please confirm, if true, that you have not incurred significant costs to acquire mineral interests that have proved reserves that should be disclosed separately from the costs of acquiring unproved properties as required by paragraph 22 of SFAS 69. In addition, we note your inclusion of asset retirement obligations. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed as there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69.

Response: We respectively confirm to you that Brigham Exploration Company has not incurred significant costs to acquire mineral interests that have proved reserves.

Pursuant to paragraph 21 of SFAS 69 which states, in summary, that specific types of cost shall be disclosed at the time they are incurred under the provisions of paragraphs 15-22 of Statement 19. Paragraphs 15-22 of Statement 19 do not contain provisions for the inclusion of asset retirement obligations. Statement 143 did not modify Statement 19 or 69.

In order to provide financial statement readers with information needed to reconcile costs incurred with capital expenditure data presented elsewhere in the consolidated financial statements and Form 10-K, and comply with the Statement 69 definitions, Brigham added a line item for the asset retirement obligations. Based on these facts, we respectfully request that we not be required to modify our disclosure.

Form 10-Q for the Fiscal Quarter Ended September 30. 2005

Exhibit 31.1 and 31.2

4.
We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include reference to the annual report rather than the quarterly report. Refer to Item 601 (b)(3 1) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Response: Brigham Exploration Company proposes to amend the language in its 2005 Third Quarter 10-Q pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and re-file the certifications. We respectfully propose to re-file the amended certifications rather than re-file the entire Third Quarter Form 10-Q.

As you requested, we acknowledge that:

•	Brigham Exploration Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brigham Exploration Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either myself or our Vice President and Controller Malcom Brown at (512) 427-3300 with any questions or comments. Thank you for your assistance and we look forward to hearing back from the Commission.

Sincerely,

Eugene B. Shepherd, Jr.
Executive Vice President
And Chief Financial Officer